UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Digital Data Networks, Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
253 839 104 (CUSIP Number)
Kevin Casey Whiterock, Inc. 7110 Brittmore, Suite 300 Houston, Texas 77041 (713) 502-4110 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 02, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 253 839 104

1.	Names of Reporting Persons. Whiterock, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 248,500

	8.	Shared Voting Power None

	9.	Sole Dipositive Power 248,500

	10.	Shared Dipositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,500

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

          The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock") of Digital Data Network, Inc. (the "Company"), a Washington corporation, with its principal place of business at address 3102 Maple Avenue, Suite 230, Dallas, Texas 75201

Item 2. Identity and Background.

     This statement is being filed on behalf of Whiterock, Inc., a Texas corporation (the "Reporting Person"). The principal business of the Reporting Person is investments. Its principal address is 7110 Brittmore, Suite 300, Houston, Texas 77041. Kevan Casey is the founder, CEO, president and chairman of the board of Whiterock. Mr. Casey has served as chairman and CEO since April 1999. From May 1998 through December 1999, Mr. Casey served as a director, president and CEO of United Computing Group, Inc. and United Consulting Group, Inc., two companies which he founded in May 1998. Mr. Casey resigned as director of both companies in December after selling his ownership interests in the entities, but continues to serve as their president and CEO. Previously, Mr. Casey served as a Sales Consultant for GE Capital IT Solutions from 1997 until leaving to form United Computing and United Consulting. From January 1993 through October 1996, Mr. Casey served as vice president of E-C Computer Technical Services, Inc., a Houston, Texas value-added reseller, until E-C Computer Technical Services was acquired by Intelligent Electronics Corporation, after which Mr. Casey served the vice president of Intelligent Electronics' Houston operations.

     Mr. Casey has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Casey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration:

          As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 248,500 shares of Common Stock (the "Shares").

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Person continues to hold the Shares for investment purposes. The sale of the Shares described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional shares of Common Stock or to dispose of further shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 248,500 shares of Common Stock. These Shares represent approximately 10.5% of the 2,357,272 shares of Common Stock that the Reporting Person believes are outstanding. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares. On May 2, 2001, the accounts for which the Reporting Person exercises investment discretion sold 80,000 shares of Common Stock in a privately negotiated transaction at an average price of $0.11.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 07, 2001
Whiterock, Inc.
By:	/s/ Kevan Casey Kevan Casey
Title:	President

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